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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                                  Wiltek, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   972482-10-3
                                 (CUSIP Number)

             Graeme MacLetchie, 1 Dunham Place, Irvington, NY 10533
                                 (914) 591-8314
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                January 15, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 972482-10-3                          13D

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Graeme MacLetchie
         SS#  ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [  ]
                                                                       (B) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                           7.       SOLE VOTING POWER
NUMBER OF
SHARES                              333,439
BENEFICIALLY               ----------------------------------------------------
OWNED BY                   8.       SHARED VOTING POWER
EACH
REPORTING                           5,000
PERSON                     ----------------------------------------------------
WITH                       9.       SOLE DISPOSITIVE POWER

                                    333,439
                           ----------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER

                                   5,000
-------------------------------------------------------------------------------

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                                                                     Page 3 of 6

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         338,439
         Includes 5,000 shares of Common Stock owned by Graeme MacLetchie's spouse.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.3%

14       TYPE OF REPORTING PERSON

         IN
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                                 Amendment No. 1
                                       to
                            Statement on Schedule 13D

         This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") relates to the beneficial ownership of the common stock (the "Common Stock") of Wiltek, Inc., a Connecticut corporation (the "Company"). Graeme MacLetchie previously filed a statement on Schedule 13D dated October 27, 1994, relating to the Common Stock. The items in such statement are hereby superseded as set forth in this Amendment No. 1.

ITEM 1. SECURITY AND COMPANY.

          The class of equity securities to which this statement relates is the Common Stock issued by the Company, which has its principal executive office at 542 Westport Avenue, Norwalk, Connecticut 06851.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This Amendment No. 1 is being filed on behalf of Graeme MacLetchie (the "Reporting Person").

         (b) The residence of the Reporting Person is located at 1 Dunham Place, Irvington, NY 10533.

         (c) The Reporting Person is presently employed as Vice President at B.T. Alex Brown, Inc., 1290 Avenue of the Americas, New York, NY 10104.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

         (e) During the last five years, the Reporting Person has not be a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

         (f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         $2,622.90 of personal funds were used to purchase 25,729 of the shares; $28,350.00 of personal funds were used to exercise options to acquire 70,000 of the shares. No part of such funds were borrowed.
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ITEM 4. PURPOSE OF TRANSACTION.

         The shares of Common Stock were acquired solely for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

         (a) 338,439 shares of Common Stock (8.3%).

         (b) The Reporting Person has sole power to vote and dispose of 333,439 shares, and shared power to vote and dispose of 5,000 shares owned by the Reporting Person's spouse. The Reporting Person disclaims beneficial ownership of the shares owned by his spouse.

         (c) On July 19, 1995, the Reporting Person purchased 25,729 shares for an aggregate price of $2,622.90. On January 15, 1999, the Reporting Person exercised options to purchase 35,000 shares at a price of $0.25 per share, and options to purchase 35,000 shares at a price of $0.56 per share.

         (d) The Reporting Person's spouse owns 5,000 shares as indicated in (b) above, and such shares are included in (a) above. The Reporting Person disclaims beneficial ownership of these shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date:            May 26, 1999



                                    Signature:       /s/ Graeme MacLetchie
                                                     --------------------------
                                    Name:            Graeme MacLetchie